Prospectus Supplement No. 4 (to Prospectus dated October 27, 2009)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-162582
15,403,324 Shares
Alexza Pharmaceuticals, Inc.
Common Stock

     This prospectus supplement supplements the prospectus dated October 27, 2009 (the “Prospectus”), as supplemented by that certain Prospectus Supplement No. 1 dated November 9, 2009 (“Supplement No. 1”) and by that certain Prospectus Supplement No. 2 dated December 16, 2009 (“Supplement No. 2”), and by that certain Prospectus Supplement No. 3 dated December 31, 2009 (“Supplement No. 3”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-162582). This prospectus supplement is being filed to update and supplement the information in the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3 with the information contained in our current reports on Form 8-K, each filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2010 (the “Current Reports”). Accordingly, we have attached the Current Reports to this prospectus supplement.
     The Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and this prospectus supplement relate to the offer and sale of up to 15,403,324 shares of our common stock, which includes up to 7,296,312 shares of our common stock issuable upon the exercise of warrants, by the selling stockholders listed on page 24 of the Prospectus, including their transferees, pledgees or donees or their respective successors. We will not receive any proceeds from any resale of the shares of common stock being offered by the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and this prospectus supplement.
     This prospectus supplement should be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3. This prospectus supplement updates and supplements the information in the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3. If there is any inconsistency between the information in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and this prospectus supplement, you should rely on the information in this prospectus supplement.
     Our common stock is traded on the Nasdaq Global Market under the trading symbol “ALXA.” On February 11, 2010, the last reported sale price of our common stock was $2.82 per share.
     Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 3 of the Prospectus and beginning on page 34 of our quarterly report on Form 10-Q for the quarterly period ended September 30, 2009 before you decide whether to invest in shares of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 12, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 11, 2010 (February 9, 2010)
ALEXZA PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51820	77-0567768

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

Alexza Pharmaceuticals, Inc.
2091 Stierlin Court
Mountain View, California	94043

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 944-7000

(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement
Item 9.01 Financial Statements and Exhibits
SIGNATURES
INDEX TO EXHIBITS

Section 1 – Registrant’s Business and Operations
Item 1.01. Entry into a Material Definitive Agreement.
     On February 9, 2009, Alexza Pharmaceuticals, Inc. (“Alexza”) and Biovail Laboratories International SRL (“Biovail”), a subsidiary of Biovail Corporation, entered into (i) a Collaboration and License Agreement (the “Collaboration Agreement”) to develop and commercialize AZ-004 (Staccato® loxapine) in the Unites States and Canada, and (ii) a related Manufacture and Supply Agreement (the “Supply Agreement”) to provide clinical and commercial supply of the product to Biovail.
     The Collaboration Agreement provides for the development and commercialization of AZ-004 for the initial indication of treating agitation in patients with schizophrenia or bipolar disorder, and grants Biovail the U.S. and Canadian development and commercialization rights to AZ-004 for the treatment of any psychiatric and/or neurological indications and the symptoms associated with these indications.
     Under the terms of the Collaboration Agreement, Alexza will be responsible for the development and regulatory activities associated with obtaining the FDA approval of the currently submitted AZ-004 NDA for the initial indication, as well as any required regulatory filing for the out-patient use of the product for the initial indication. Biovail will be responsible for the development and regulatory activities for the product in Canada. Upon the FDA approval of the currently submitted AZ-004 NDA, Biovail will have the exclusive rights to commercialize the product for any psychiatric and/or neurological indications and the symptoms associated with these indications in the United States and Canada. Alexza retains all rights to the product in the rest of the world.
     Alexza will receive an upfront cash payment of $40 million, up to $90 million in potential milestone payments contingent on regulatory approval, successful commercial manufacturing scale-up, and the successful completion of additional clinical trials and regulatory submission or approval for use of the product in the out-patient setting. Biovail will make tiered, royalty payments ranging from 10% through 25% on annual net sales. In addition to milestone payments and product royalties, Alexza will supply AZ-004 to Biovail for all of its commercial sales pursuant to the Supply Agreement, and will receive a per-unit transfer price, based upon annual product volume.
     Either party may terminate the Collaboration Agreement for the other party’s uncured material breach or bankruptcy. In addition, Biovail has the right to terminate the Collaboration Agreement (a) upon ninety (90) days written notice for convenience; (b) upon ninety (90) days written notice if FDA does not approve the ongoing AZ-004 NDA; (c) immediately upon written notice for safety reasons or withdrawal of marketing approval; (d) upon ninety (90) day written notice upon certain recalls of the product; or (e) immediately upon written notice within sixty (60) days of termination of the Supply Agreement under certain circumstances. The Supply Agreement will be automatically terminated upon the termination of the Collaboration Agreement.
     On February 10, 2010, the Company issued a press release describing this transaction. A copy of the press release is attached as Exhibit 99.1 to this Form 8-K.
     The foregoing summary is qualified in its entirety by reference to the Collaboration Agreement and Supply Agreement, which will be attached as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
     The Company intends to submit a FOIA Confidential Treatment Request to the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, requesting that it be permitted to redact certain portions of the Collaboration Agreement and Supply Agreement. The omitted material will be included in the request for confidential treatment.
Section 9 — Financial Statements and Exhibits
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Description

99.1	Press Release entitled “Alexza and Biovail Form Collaboration to Develop and Commercialize AZ-004 (Staccato® Loxapine) in North America,” dated February 10, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alexza Pharmaceuticals, Inc.

Date: February 11, 2010

	By:	/s/ Thomas B. King Thomas B. King
President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Press Release entitled “Alexza and Biovail Form Collaboration to Develop and Commercialize AZ-004 (Staccato® Loxapine) in North America,” dated February 10, 2010.

Exhibit 99.1
NEWS RELEASE — for immediate release
Alexza and Biovail Form Collaboration to Develop and Commercialize
AZ-004 (Staccato® Loxapine) in North America
Conference Call Scheduled for Today -
Wednesday, February 10, 2010 at 8:30 a.m. Eastern Time
Mountain View, California — February 10, 2010 - Alexza Pharmaceuticals, Inc. (Nasdaq: ALXA) announced today that it has established a collaboration with Biovail Laboratories International SRL, a subsidiary of Biovail Corporation (NYSE: BVF), to develop and commercialize AZ-004 (Staccato® loxapine) in the U.S. and Canada. AZ-004 is Alexza’s lead program, based on the company’s proprietary technology, the Staccato system. Alexza submitted its New Drug Application (NDA) for Staccato loxapine in December 2009. Alexza is seeking regulatory approval to market AZ-004, an inhalation product candidate developed for the rapid treatment of agitation in patients with schizophrenia or bipolar disorder.
“We are very excited to be partnering our lead program with Biovail. Their key strategic focus and their CNS commercial plans match our view of an ideal partner for AZ-004,” said Thomas B. King, Alexza President and CEO. “We believe that AZ-004, if approved, has the potential to change the treatment practices for acute agitation, as the only product able to meet both the patients’ desire for quickly and comfortably gaining control of their agitation, and the clinicians’ goal of rapidly and reliably calming an agitated patient.
“This agreement provides Biovail with a promising late-stage specialty CNS product,” said Bill Wells, Biovail’s Chief Executive Officer. “In clinical studies conducted by Alexza, Staccato loxapine rapidly delivered drug into the blood stream through the deep lung in a unique, non-invasive manner. We are delighted to be partnering with Alexza to bring this important treatment to market.”
The collaboration provides for the development and commercialization of AZ-004 for multiple indications, including the proposed initial indication of treating agitation in schizophrenia and bipolar patients, as well as potential future clinical development in additional psychiatric and neurological indications and the symptoms associated with these indications. Biovail will lead the commercialization activities for AZ-004. Alexza will continue to manage the ongoing AZ-004 NDA review and approval process in connection with the initial indication, and has entered into a manufacturing and supply agreement to supply Biovail clinical and commercial product.

Under the terms of the collaboration, Alexza is entitled to receive an upfront cash payment of $40 million, up to $90 million in potential milestone payments contingent on the successful approval of the first AZ-004 NDA, successful commercial manufacturing scale-up, and the successful completion of additional clinical trials, regulatory submission (if required) and approval of an sNDA (if required) in the outpatient setting for patients with schizophrenia or bipolar disorder. Biovail will make tiered, royalty payments of 10% to 25% on net commercial sales of AZ-004. In addition to milestone payments and product royalties, Alexza will supply AZ-004 to BLS for all of its commercial sales, and will receive a per-unit transfer price, based upon annual product volume.
About the Agitation Market Opportunity
Episodes of agitation afflict many people suffering from major psychiatric disorders, including schizophrenia, which affects approximately 2.4 million adults in the United States, and bipolar disorder, which affects approximately 5.7 million adults in the United States. More than 90% of these patients will experience agitation in their lifetime.
Agitation generally escalates over time with patients initially feeling uncomfortable, tense and restless. As the agitation intensifies, their behavior appears more noticeable to others as they become threatening and potentially violent, especially if the agitation is not treated. While patients seek treatment at different points along this agitation continuum, those with the most severe symptoms generally require treatment with injectable drugs in emergency medical settings, and currently are thought to represent the agitation market. Alexza, however, believes the therapeutic market for agitation is broader than only this limited perspective of patients in severe crisis — many more are in need of treatment for an agitation episode.
Alexza’s primary market research indicates that approximately 50% of treated acute agitation episodes are treated in emergency settings. Another approximately 35% of the treated agitation episodes suffered by schizophrenic and bipolar patients are treated in an inpatient setting (hospital and long-term residential settings), and approximately 15% are treated in a physician’s office.
Alexza’s market research studies with schizophrenia patient caregivers and bipolar patients indicate these patients currently experience an average of 11 to 12 episodes of acute agitation each year.
Agitation episodes are currently treated about 55% of the time with oral antipsychotics and about 45% of the time with intra-muscular, or IM, injections. Oral medications work relatively slowly, but are easy to administer, painless and are less threatening to patients. IM injections have a faster onset of action and a higher predictability of drug effect, but because they are invasive and can be frightening to patients, IM injections are usually the treatment option of last-resort. Currently, no non-invasive therapies are available that work faster than 30 minutes to help agitated patients in need of treatment.
About AZ-004 (Staccato loxapine)
AZ-004 is an anti-agitation therapeutic that combines Alexza’s proprietary Staccato system with loxapine, a drug belonging to the class of compounds known generally as antipsychotics. Loxapine is currently available in an oral formulation in the U.S. for the management of the manifestations of schizophrenia. The Staccato system is a hand-held, single-dose inhaler that delivers a drug aerosol to the deep lung that results in IV-like pharmacokinetics and rapid systemic effects.
As an easy-to-use, patient-controlled, and highly reliable therapeutic that provides rapid reduction in agitation, the Company believes that AZ-004 meets the three key attributes for the treatment of acute agitation as specified in the American Association of Emergency Psychiatrists’ Expert Consensus Guidelines for the Treatment of Behavioral Emergencies: speed of onset, reliability of medication delivery and patient preference.
About the Staccato System
Alexza’s proprietary Staccato system was rationally designed to optimally treat acute and intermittent conditions. A single breath triggers vaporization and delivers a dose of excipient-free aerosolized, highly bioavailable drug deep into the lungs, where it is quickly absorbed into the blood stream to begin providing therapeutic effect. The Staccato system delivers medication that is comparable to intravenous administration but with greater ease, patient comfort and convenience.
The core of the hand-held Staccato system is a heat package with a stainless steel substrate, onto which a thin film of drug is coated. When the patient draws a single normal breath through the Staccato device, the substrate surface instantly heats to create an aerosol of optimally-sized, excipient-free particles of drug that are drawn into the patient’s lungs. The entire Staccato system actuation and drug delivery occur in less than one second.
The Staccato system is unique among inhalers because it uses no excipients, requires no special breathing maneuvers and there are no controls to deal with. The system produces a consistently high emitted dose, regardless of the patient’s breathing pattern, and doses are pre-set. About the size of a small cell phone, the unit fits easily in a pocket or purse.
Alexza has screened more than 400 drug compounds and more than 200 drug compounds exhibit initial vaporization feasibility with the Staccato system. Since the filing of its first IND in 2004, Alexza has dosed more than 2,600 patients and subjects with its Staccato technology, in 22 different clinical trials under six different INDs for Staccato-based product candidates.

Conference Call Information
Alexza will host a conference call Wednesday morning, February 10, 2010, at 8:30 a.m. Eastern Time. A replay of the call will be available for two weeks following the event. The conference call and replay are open to all interested parties.
To access the conference call via the Internet, go to www.alexza.com, under the “Investor Relations” link. Please join the call at least 15 minutes prior to the start of the call to ensure time for any software downloads that may be required. Interested parties may also pre-register to avoid pre-call delays at https://www.theconferencingservice.com/prereg/key.process?key=P9GVG9V6A.
To access the live conference call via phone, dial 888.679.8040. International callers may access the live call by dialing 617-213-4851. The reference number to enter the call is 92719210.
The replay of the conference call may be accessed via the Internet, at www.alexza.com, or via phone at 888-286-8010 for domestic callers or 617-801-6888 for international callers. The reference number for the replay of the call is 93974934.
About Biovail Corporation
Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products. Biovail is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system markets. For more information about Biovail, visit the Company’s web site at www.biovail.com.
About Alexza Pharmaceuticals, Inc.
Alexza Pharmaceuticals is a pharmaceutical company focused on the research, development and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions. Alexza’s technology, the Staccato system, vaporizes unformulated drug to form a condensation aerosol that, when inhaled, allows for rapid systemic drug delivery through deep lung inhalation. The drug is quickly absorbed through the lungs into the bloodstream, providing speed of therapeutic onset that is comparable to intravenous administration, but with greater ease, patient comfort and convenience.
AZ-004 (Staccato loxapine) is Alexza’s lead program, which is being developed for the rapid treatment of agitation in schizophrenic or bipolar disorder patients. Alexza has completed and announced positive results from both of its AZ-004 Phase 3 clinical trials, and submitted a New Drug Application submission in December 2009.

Alexza has completed an end-of-Phase 2 meeting with the FDA for AZ-001 (Staccato prochlorperazine) and has completed two Phase 2 studies with AZ-104 (Staccato loxapine, low-dose). Both product candidates are being developed for the acute treatment of migraine headache.
AZ-002 (Staccato alprazolam) has completed Phase 1 testing and one Phase 2a proof-of-concept clinical trial. Product candidates that have completed Phase 1 testing are AZ-003 (Staccato fentanyl) for the treatment of breakthrough pain, and AZ-007 (Staccato zaleplon) for the treatment of insomnia. More information, including this and past press releases from Alexza, is available online at www.alexza.com.
Safe Harbor Statement
This press release includes forward-looking statements regarding the development, therapeutic potential and safety of AZ-004. Any statement describing a product candidate or Alexza’s goals, expectations or beliefs is a forward-looking statement, as defined in the Private Securities Litigation Reform Act of 1995, and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of developing and commercializing drugs. Alexza’s forward-looking statements also involve assumptions that, if they prove incorrect, would cause its results to differ materially from those expressed or implied by such forward-looking statements. These and other risks concerning Alexza’s business are described in additional detail in Alexza’s Annual Report on Form 10-K for the year ended December 31, 2008, and Alexza’s other Periodic and Current Reports filed with the Securities and Exchange Commission, including the risks under the headings: “We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.”, “Regulatory authorities may not approve our product candidates even if they meet safety and efficacy endpoints in clinical trials.” and “If we enter into strategic partnerships, we may be required to relinquish important rights to and control over the development of our product candidates or otherwise be subject to terms unfavorable to us.”. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACTS:	Thomas B. King	August J. Moretti
	President & CEO	Senior Vice President and CFO
	650.944.7634	650.944.7788
	tking@alexza.com	amoretti@alexza.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 11, 2010
ALEXZA PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51820	77-0567768

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

Alexza Pharmaceuticals, Inc.
2091 Stierlin Court
Mountain View, California	94043

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (650) 944-7000

(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.
On February 11, 2010, Alexza Pharmaceuticals, Inc. (“Alexza”) announced that the U.S. Food & Drug Administration has accepted the AZ-004 NDA for filing and has indicated a Prescription Drug User Fee Act (PDUFA) goal date of October 11, 2010. Alexza filed the AZ-004 NDA on December 11, 2009 and is seeking marketing approval for the rapid treatment of agitation in patients with schizophrenia or bipolar disorder. The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Description
99.1	Press Release titled “Alexza Announces AZ-004 (Staccato® Loxapine) PDUFA Goal Date of October 11, 2010” dated February 11, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alexza Pharmaceuticals, Inc.
Date: February 11, 2010	By:	/s/ Thomas B. King
Thomas B. King
President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release titled “Alexza Announces AZ-004 (Staccato® Loxapine) PDUFA Goal Date of October 11, 2010” dated February 11, 2010.

Exhibit 99.1
NEWS RELEASE — for immediate release
Alexza Announces AZ-004 (Staccato® Loxapine) PDUFA
Goal Date of October 11, 2010
Mountain View, California — February 11, 2010 — Alexza Pharmaceuticals, Inc. (Nasdaq: ALXA) announced today that the U.S. Food & Drug Administration has accepted the AZ-004 NDA for filing and has indicated a Prescription Drug User Fee Act (PDUFA) goal date of October 11, 2010. Alexza filed the AZ-004 NDA on December 11, 2009 and is seeking marketing approval for the rapid treatment of agitation in patients with schizophrenia or bipolar disorder.
About Alexza Pharmaceuticals, Inc.
Alexza Pharmaceuticals is a pharmaceutical company focused on the research, development and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions. Alexza’s technology, the Staccato system, vaporizes unformulated drug to form a condensation aerosol that, when inhaled, allows for rapid systemic drug delivery through deep lung inhalation. The drug is quickly absorbed through the lungs into the bloodstream, providing speed of therapeutic onset that is comparable to intravenous administration, but with greater ease, patient comfort and convenience.
AZ-004 (Staccato loxapine) is Alexza’s lead program, which is being developed for the rapid treatment of agitation in schizophrenic or bipolar disorder patients. Alexza has completed and announced positive results from both of its AZ-004 Phase 3 clinical trials. In February 2010, Alexza established a collaboration with Biovail Laboratories International SRL, a subsidiary of Biovail Corporation (NYSE: BVF), to develop and commercialize AZ-004 in the U.S. and Canada.
Alexza has completed an end-of-Phase 2 meeting with the FDA for AZ-001 (Staccato prochlorperazine) and has completed two Phase 2 studies with AZ-104 (Staccato loxapine, low-dose). Both product candidates are being developed for the acute treatment of migraine headache.
AZ-002 (Staccato alprazolam) has completed Phase 1 testing and one Phase 2a proof-of-concept clinical trial. Product candidates that have completed Phase 1 testing are AZ-003 (Staccato fentanyl) for the treatment of breakthrough pain, and AZ-007 (Staccato zaleplon) for the treatment of insomnia. More information, including this and past press releases from Alexza, is available online at www.alexza.com.

Safe Harbor Statement
This press release includes forward-looking statements regarding the development, therapeutic potential and safety of AZ-004. Any statement describing a product candidate or Alexza’s goals, expectations or beliefs is a forward-looking statement, as defined in the Private Securities Litigation Reform Act of 1995, and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of developing and commercializing drugs. Alexza’s forward-looking statements also involve assumptions that, if they prove incorrect, would cause its results to differ materially from those expressed or implied by such forward-looking statements. These and other risks concerning Alexza’s business are described in additional detail in Alexza’s Annual Report on Form 10-K for the year ended December 31, 2008, and Alexza’s other Periodic and Current Reports filed with the Securities and Exchange Commission, including the risks under the heading: “Regulatory authorities may not approve our product candidates even if they meet safety and efficacy endpoints in clinical trials.” Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACTS:	Thomas B. King	August J. Moretti
	President & CEO	Senior Vice President and CFO
	650.944.7634	650.944.7788
	tking@alexza.com	amoretti@alexza.com